Upon notice duly given, a special meeting of shareholders of Calvert VP Inflation Protected Plus Portfolio, a series of Calvert Variable Products, Inc. (the "Portfolio"), was held on October 31, 2014, for the purpose of voting on the merger of the Portfolio into Calvert VP Investment Grade Bond Index Portfolio, each a series of Calvert Variable Products, Inc. With regard to the item being voted, the merger was approved with the following votes:

Affirmative: 178,573.299

Against: 12,567.722

Abstain: 12,256.358